Mail Stop 3561

April 29, 2008

Allan Richards, Senior Vice President
The Great Atlantic & Pacific Tea Company, Inc.
Two Paragon Drive
Montvale, NJ 07645

> **Re:** **The Great Atlantic & Pacific Tea Company, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on**
> **Schedule 14A**
> **Filed March 13, 2008**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended**
> **February 10, 2007**
> **Filed April 10, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 25, 2007**
> **Form 10-Q for Fiscal Quarter Ended September 8, 2007**
> **Filed October 17, 2007**
> **File No. 1-4141**

Dear Mr. Richards:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the fiscal year ended February 24, 2007

Exhibit 13 - Fiscal 2006 Annual Report to Stockholders

Consolidated Financial Statements, page 39

Note 1 – Summary of Significant Accounting Policies, page 43

Inventories, page 45

1. We note your response to comment 6 of our letter dated April 3, 2008 that you
    will revise your description of your method of costing perishables and pharmacy
    inventory in Note 1 to state "Perishables and pharmacy inventories are stated at
    cost." Please tell us and expand your disclosure to describe the method by which
    amounts are removed from inventory and the method of cost determination as
    required by Rule 5-02.6 of Regulation S-X.

Note 15 - Operating Segments, page 97

2. We have reviewed your responses to comments 7 through 11 of our letter dated
    April 3, 2008. We note you have determined you have six operating segments
    that you have aggregated under the criteria of SFAS 131, paragraph 17. It is not
    evident how you were able to conclude that you met all of the aggregation criteria
    of paragraph 17 especially with respect to the nature of the products and services
    and similar economic characteristics based on the information you have provided.
    It appears that there are enough operational differences in your operating
    segments to render disaggregated information helpful in assessing your
    performance and the direction of strategic initiatives. Please provide us the
    following information with respect to how you met the aggregation criteria.

    •   We note your previous response dated March 13, 2008 that the stores all
        sell various combinations of food and beverage, however, in your most
        recent response you state that approximately 30% of the product sold is
        different between stores. Further, tell us the percentage of products that
        are similar between your Liquor segment and each of your other segments.
        Also, tell us the percentage of products that are similar between your Food
        Emporium segment and each of your other segments.

    •   You state the disparities between the operating segment store contribution
        percentages are due to competitive pressures and cost structures which
        will mitigate over time and that the economic characteristics should be
        evaluated based on future prospects. In this regard, please provide us with
        store contributions for each operating segment for the past five years and

the next few years of estimated future financial data as well as any other performance measures that are regularly provided to the CODM.

3. Reference is made to comment 8 of our letter dated April 3, 2008. Please confirm that you will disclose whether operating segments have been aggregated as required by paragraph 26 of SFAS 131 in future filings.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Donna DiSilvio, Accountant, at (202) 551- 3202 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Dan Zimmerman, Esq.
        Cahill Gordon & Reindel LLP